                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

(Mark One)

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 2004

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ________ to ________

                                   -----------

                          Commission file number 0-6516

                                   -----------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         DATASCOPE CORP. 401(K) SAVINGS
                        AND SUPPLEMENTAL RETIREMENT PLAN


         B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                 DATASCOPE CORP.
                               14 Philips Parkway
                           Montvale, New Jersey 07645

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                                FINANCIAL REPORT

                           DECEMBER 31, 2004 AND 2003

                              REQUIRED INFORMATION


Item 1. See Item 4.

Item 2. See Item 4.

Item 3. See Item 4.

Item 4. In lieu of the requirements of Items 1-3 above, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan"), which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), hereby files financial statements and schedules for the Plan for the fiscal period ended December 31, 2004. The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                 C O N T E N T S

                                                                       PAGE
                                                                       ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   1

FINANCIAL STATEMENTS:

    Statement of Net Assets Available for Benefits                        2
      as of December 31, 2004 and 2003

    Statement of Changes in Net Assets Available for
      Benefits for the Year Ended December 31, 2004                       3

    Notes to Financial Statements                                     4 - 8

SUPPLEMENTAL SCHEDULES:

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      December 31, 2004                                                   9

The Plan Administrators
Datascope Corp.
401(k) Savings and Supplemental Retirement Plan
14 Philips Parkway
Montvale, NJ  07645


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2003 were audited by other auditors whose report dated June 15, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      SMOLIN, LUPIN & CO., P.A.
                                      Fairfield, New Jersey

June 8, 2005

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2004 AND 2003


                                                     2004               2003
                                                  -----------        -----------

ASSETS:

Investments                                       $71,198,145        $61,290,610
                                                  -----------        -----------
Receivables:
     Participants' Contributions                      345,847            310,982
     Employer's Contributions                         240,955            191,365
     Loan Repayments                                   49,555             48,964
                                                  -----------        -----------
                                                      636,357            551,311
                                                  -----------        -----------

PARTICIPANT LOANS                                   1,580,551          1,376,652
                                                  -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $73,415,053        $63,218,573
                                                  ===========        ===========


See notes to financial statements.

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2004


ADDITIONS TO NET ASSETS ATTRIBUTED TO:

NET INVESTMENT INCOME                                               $ 6,661,737

Contributions:
     Participants                                     6,002,385
      Employer                                        1,863,940
      Employee Rollover                                 278,224       8,144,549
                                                    -----------     -----------

           TOTAL ADDITIONS                                           14,806,286

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefits Paid to Participants                    4,569,147
     Administrative Expenses                             40,659
                                                    -----------

           TOTAL DEDUCTIONS                                           4,609,806
                                                                    -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    10,196,480

NET ASSETS AVAILABLE FOR BENEFITS - Beginning                        63,218,573
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS - Ending                          $73,415,053
                                                                    ===========




See notes to financial statements.

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


NOTE 1 -      DESCRIPTION OF PLAN:

              The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              A.    GENERAL:

                    The Plan is a defined contribution plan that covers all eligible employees. The Plan was established by Datascope Corp. (the "Company") to provide retirement income to its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

              B.    ELIGIBILITY:

                    Each employee of the Company who is classified as a full-time employee shall be eligible to participate in the Plan commencing on the first day of the calendar month following 30 days of continuous employment. All other employees of the Company shall be eligible to participate in the Plan after one year of service and 1,000 or more hours of service. Participating employees are eligible for a matching contribution after one year of service. A minimum age of twenty-one is required to become an active member.

              C.    CONTRIBUTIONS:

                    Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 50%, subject to certain IRS limitations. For the year ended December 31, 2004, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year are at the sole discretion of the Board of Directors. Contributions are subject to certain limitations.

                    The Plan allows for catch-up contributions whereby participants age 50 and over may contribute to the Plan additional amounts above the IRS dollar limits for the year. The maximum catch-up contribution for 2004 is $3,000. This will increase every year until 2006 when it reaches $5,000.

              D.    PARTICIPANT ACCOUNTS:

                    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) plan earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Such forfeited amounts that were used to reduce Company contributions during 2004 were $63,996. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant directs the investment of his or her entire account.

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


NOTE 1  -     DESCRIPTION OF PLAN:  (Continued)

              E.    VESTING:

                    Participants are immediately 100% vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

                    YEARS OF SERVICE                         VESTED PERCENTAGE
                    ----------------                         -----------------
                    Less than 2 years                                0%
                    After 2 years, but less than 3                  25%
                    After 3 years, but less than 4                  50%
                    After 4 years, but less than 5                  75%
                    After 5 or more years                          100%

              F.    PARTICIPANT LOANS:

                    Participants may borrow from their vested accrued benefit a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

                    The loans are secured by the participant's vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of five years or less are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 2003, bear interest at rates of 5% to 10.5% and mature between January 2004 and October 2018. Outstanding loans as of December 31, 2004 bear interest at rates of 5% to 10.5% and mature between January 2005 and August 2019.

              G.    PAYMENT OF BENEFITS:

                    The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Upon termination of service, a participant with a balance below $5,000 will receive a lump sum amount equal to the value of their account. For balances that exceed $5,000, the participant may choose to either withdraw their balance or continue to maintain the balance in the Plan.

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


NOTE 2  -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

              A.    BASIS OF ACCOUNTING:

                    The financial statements of the Plan are prepared using the accrual method of accounting.

              B.    USE OF ESTIMATES:

                    The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, additions to and deductions from net assets. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

              C.    INVESTMENT VALUATION AND INCOME RECOGNITION:

                    The Plan's investments, which consist of mutual funds, Datascope common stock, and an interest income option, are stated at fair values, except for the interest income option, which is stated at guaranteed value, as reported to the Plan by the Plan's trustee, New York Life Insurance Company ("New York Life"). New York Life guarantees principal and accumulated interest on the interest income option. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The interest income option, which is invested predominately in the New York Life Insurance Company Anchor Account and various negotiated investment contracts, is a pooled separate account. The Company stock is valued at its quoted market price.

                    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

              D.    PAYMENT OF BENEFITS:

                    Benefits are recorded when paid.

              E.    PAYMENT OF ADMINISTRATIVE EXPENSES:

                    It is expected that the Company will provide direct payment of certain administrative expenses of the Plan.

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

NOTE 3  -     INVESTMENTS:

              The following investments represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:


                                                                       2004             2003
                                                                       ----             ----
              MainStay S&P 500 Index Fund I                         7,432,284         6,155,991
              American Century Income & Growth Fund                10,992,253         9,105,061
              Fidelity Magellan Fund                               12,763,210        11,965,468
              Janus Twenty Fund                                     8,059,800         5,710,924
              Datascope Corp. Stock Fund                            4,054,934         3,416,618
              Franklin Small Mid-Cap Growth Fund I                  5,763,184         5,024,767
              New York Life Insurance Company
                Anchor Account                                     16,064,735        14,958,982
              MainStay Indexed Bond Fund                            4,546,214         4,032,097

              Investment income for 2004 is as follows:

              Interest - Participant Loans                           $ 83,658
              Interest - Datascope Corp. Stock Fund                     1,572
              Interest - Interest Income Option                       588,874
              Dividend Income - Datascope Corp. Stock Fund            221,713
              Dividend Income - Mutual Funds                          623,242
              Net appreciation - Mutual Funds                       4,727,544
              Net appreciation - Datascope Corp. Stock Fund           415,134
                                                                     --------
                                                                  $ 6,661,737
                                                                  ===========


              All earnings related to the New York Life Insurance Company Anchor Account are reflected as interest income.

NOTE 4 -      PLAN TERMINATION:

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5  -     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

              The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2004 and 2003 to Schedule H of Form 5500:

                                 DATASCOPE CORP.

                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


NOTE 5  -     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:  (Continued)



                                                                                        2004              2003
                                                                                        ----              ----
              Net Assets Available for Benefits per the Financial
                Statements                                                            $73,415,053       $63,218,573

              Less:  Participants' and Employer's Contributions
                Receivable                                                               (586,802)         (502,347)
                                                                                        ---------         ---------

              Net Assets Available for Benefits per Schedule H
                of Form 5500                                                          $72,828,251       $62,716,226
                                                                                      ===========       ===========

              The following is a reconciliation of additions to assets attributed to contributions per the financial statements to Schedule H of Form 5500, for the year ended December 31, 2004:

              Additions to Net Assets Attributed to Contributions
                 per the Financial Statements                                                            $8,144,549
              Less:  Contributions Receivable at December 31, 2004                                         (586,802)
              Add:  Contributions Receivable at December 31, 2003                                           502,347
                                                                                                           --------

              Total Contributions Income per Schedule H of Form 5500                                     $8,060,094
                                                                                                         ==========


NOTE 6 -      TAX STATUS OF PLAN:

              In connection with new laws and regulations enacted, the Company amended and restated the plan through February 13, 2002. The Internal Revenue Service has determined and informed the Company by letter dated July 26, 2002, that the Plan and related amendments qualifies for tax-exempt status under the applicable sections of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is their belief that the Plan and the related trust maintained their tax exempt status as of the date of the financial statements.


NOTE 7  -     RELATED-PARTY TRANSACTIONS:

              Certain plan investments are shares of mutual funds and a pooled separate account managed by New York Life. New York Life is the trustee as defined by the Plan and therefore, transactions with respect to these investments qualify as party-in-interest transactions. In addition, certain plan investments are shares of Datascope Corp. common stock. Datascope Corp. is the sponsor of the Plan and therefore transactions with respect to Datascope Corp. common stock also qualify as party-in-interest transactions.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               EIN NO. 13-2529596

                                  PLAN NO. 002

                                DECEMBER 31, 2004


                                                             (C) DESCRIPTION OF INVESTMENT,
  (A) PARTY                                                      INCLUDING MATURITY DATE, RATE
     in         (B) IDENTITY OF ISSUE, BORROWER,                 OF INTEREST COLLATERAL, PAR OR          (E) CURRENT
  Interest          LESSOR OR SIMILAR PARTY                      MATURITY VALUE                              VALUE
--------------  -------------------------------------------  -----------------------------------------   ------------
      *         New York Life Insurance Company              16,064,735 shares, par value $1,               $16,064,735
                    Anchor Account                              no collateral or maturity value
      *         MainStay Indexed Bond Fund I                 414,422 shares, no collateral                    4,546,214
                                                                or maturity value
      *         MainStay S&P 500 Index Fund I                266,199 shares, no collateral                    7,432,284
                                                                or maturity value
                American Century Income & Growth             358,404 shares, no collateral                   10,992,253
                   Fund                                         or maturity value
                Fidelity Magellan Fund                       122,971 shares, no collateral                   12,763,210
                                                                or maturity value
                Janus Twenty Fund                            179,906 shares, no collateral                    8,059,800
                                                                or maturity value
                Franklin Small Mid-Cap Growth Fund I         168,711 shares, no collateral                    5,763,184
                                                                or maturity value
                GAM International Fund                       77,708 shares, no collateral                     1,521,531
                                                                or maturity value
      *         Datascope Corp. Stock Fund                   97,879 shares Datascope Corp.                    4,054,934
                                                                common stock, 163,265 shares cash
                                                                reserves fund
                Participants' Loans, maturing January        Interest rates from 5.00%  to 10.50%             1,580,551
                2005 through August 2019
                                                                                                            -----------
                                          TOTAL                                                             $72,778,696
                                                                                                            ===========


Information with respect to column (d) "Cost" is not included because the investments are participant directed under an individual account plan.

*Indicates party-in-interest to the Plan


See accompanying report of independent registered public accounting firm.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        DATASCOPE CORP. 401(K) SAVINGS
                                        AND SUPPLEMENTAL RETIREMENT
                                        PLAN


June 27, 2005                           /s/ Murray Pitkowsky
                                        ---------------------------------------
                                        Murray Pitkowsky
                                        Member, Datascope Corp. Benefits
                                        Committee

June 27, 2005                           /s/ James Cooper
                                        ---------------------------------------
                                        James Cooper
                                        Member, Datascope Corp. Benefits
                                        Committee

June 27, 2005                           /s/ Fred Adelman
                                        ---------------------------------------
                                        Fred Adelman
                                        Member, Datascope Corp. Benefits
                                        Committee

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                           ANNUAL REPORT ON FORM 11-K

                                  EXHIBIT INDEX


         Exhibit
         -------
            1          Consent of Smolin, Lupin & Co., P.A.